UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-35936

B2Gold Corp.

(Translation of registrant’s name into English)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 3400, Park Place
666 Burrard Street

Vancouver, British Columbia V6C 2X8

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☐  Form 20-F        ☒ Form 40-F

.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: June 20, 2025	By:	/s/ Randall Chatwin
	Name:	Randall Chatwin
	Title:	Senior Vice President, Legal and Corporate Communications

EXHIBIT INDEX

Exhibit	Description
99.1	AGM Voting Results – June 19, 2025